UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”), at a purchase price of $5.05 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented as follows:

By amending and restating the second full paragraph on page 5 under the heading “Effect of the Offer and the Merger on Equity Awards—Treatment of Company Stock-Based Awards” in its entirety as follows:

“Najabat Hasnain Bajwa and Preetinder S. Virk. In connection with the Merger, vesting of certain Stock-Based Awards held by Mr. Bajwa and certain Company Options and Stock-Based Awards held by Mr. Virk will fully accelerate as of immediately prior to, and contingent upon, the Effective Time, as discussed below.”

By amending and restating the following row of the sole table on page 6 under the heading “Effect of the Offer and the Merger on Equity Awards—Table of Equity Related Payments” in its entirety as follows, with the headings provided for the purpose of convenience only:

Name	Number of Shares Owned	Cash Consideration for Owned Shares ($)	Shares Subject to Vested Options*	Shares Subject to Company Options Accelerating in Connection with Transaction**	Aggregate Cash Consideration For Vested Options ($) ***	Shares Subject to Outstanding Stock- Based Awards Accelerating in Connection with Transaction	Aggregate Cash Consideration for Accelerated Stock-Based Awards ($) ****	Aggregate Cash Consideration for Shares ($)
Preetinder S. Virk	2,363	11,933	6,249	8,751	32,400	115,002	580,760	625,093

By inserting the following sub-section in its entirety after the last full paragraph on page 9 under the heading “Najabat Bajwa Arrangements—Offer Letter with MTSI”:

“Preetinder S. Virk Arrangements.

Equity Acceleration.

Prior to the completion of the Merger, the Board is expected to approve the vesting acceleration of the following outstanding Company Options and Company Stock-Based Awards held by Mr. Virk such that the awards listed below will become fully vested, as of immediately prior to, and contingent upon, the Effective Time:

Award Type	Grant Date	Number of Shares Accelerated*
Stock Options	August 21, 2012	8,751
Restricted Stock	May 25, 2012	25,002
Restricted Stock	September 21, 2012	30,000
Restricted Stock	February 12, 2013	60,000

*	Assumes an Effective Time of December 18, 2013.

Non-Competition and Non-Solicitation Agreement.

Prior to the completion of the Merger, the Company, Parent and Mr. Virk expect to enter into a Non-Competition and Non-Solicitation Agreement (the “Virk Agreement”). The Virk Agreement is contingent upon the Effective Time, and if the Effective Time does not occur, the Virk Agreement will be null and void. The Virk Agreement requires that Mr. Virk not compete, directly or indirectly, with the Company, Parent or any of their affiliates in a defined business area during the Restricted Period with respect to the Business (as defined below) or be employed or connected with any competitor during the Restricted Period. For purposes of the Virk Agreement, “Business” means the business of designing, developing, manufacturing, testing, marketing, licensing and/or selling integrated circuits, related software and technology, and other semiconductor solutions for communications applications in wireline and wireless network infrastructure equipment, including fixed and mobile broadband access networks, fixed and mobile enterprise networks and fixed and mobile metropolitan and wide area networks. Additionally, during the Restricted Period, Mr. Virk may not solicit customers or former customers or employees or contractors of the Company, Parent or any of their respective affiliates. Pursuant to the Virk Agreement, Mr. Virk also releases the Company, Parent and their respective affiliates from all claims from the beginning of time through the date of the Virk Agreement, including any claims based on Mr. Virk’s employment with the Company. In consideration of the release and covenants made by Mr. Virk in the Virk Agreement, Parent will pay to Mr. Virk $630,000, less applicable taxes and withholdings, within 14 days following the Effective Time, which payment will be in addition to the proceeds Mr. Virk will receive in exchange for his sale of Company stock in the Offer (including pursuant to the Shares accelerated as described above). The Virk Agreement supersedes any and all prior agreements made between Mr. Virk and the Company, including, but not limited to, the employment agreement entered into between Mr. Virk and the Company on February 12, 2013.

Offer Letter with MTSI.

MTSI and Mr. Virk entered into an offer of employment, dated December 11, 2013 (the “Virk Offer Letter”), that will become effective as of the Effective Time. The Virk Offer Letter does not have a term and provides for at-will employment. The Virk Offer Letter will supersede Mr. Virk’s employment agreement with the Company as described above. Pursuant to the terms of the Virk Offer Letter, Mr. Virk will receive an annual base salary of $315,000. Mr. Virk will be eligible to participate in a bonus plan based on MTSI bonus targets, as determined by the MTSI

Board, with a target bonus participation potential of 50% (and a maximum bonus participation potential of 100%) of his annual base salary. Mr. Virk will also be entitled to receive future annual equity awards at the discretion of Parent’s Board of Directors and the Compensation Committee of Parent’s Board of Directors.

If MTSI determines to terminate Mr. Virk’s employment for any reason other than for “Cause” (as such term is defined in the Virk Offer Letter), MTSI agrees to provide Mr. Virk 90 days’ prior written notice (the “Notice Period”) before effecting such termination of his employment, provided that (i) Mr. Virk signs a release of claims, (ii) Mr. Virk continues to make himself available during normal business hours for work throughout the Notice Period as requested by MTSI, (iii) during the Notice Period, MTSI and Mr. Virk agree that MTSI is free to demote, remove or alter Mr. Virk’s duties, authority and responsibilities as it sees fit, and make other non-monetary changes to Mr. Virk’s employment as MTSI elects without such changes being deem to have constructively terminated Mr. Virk in any way or to have breached the Virk Offer Letter, and (iv) MTSI may summarily terminate Mr. Virk’s employment for Cause where applicable without triggering any severance benefits in Mr. Virk’s favor or being deemed to have breach the Virk Offer Letter. If MTSI terminates Mr. Virk’s employment other than for Cause, then subject to Mr. Virk signing a release of claims, MTSI will pay Mr. Virk severance payments in the form of continued salary payments at the rate of $12,115.38 per bi-weekly pay period, for a period of six months following the termination date (the “Virk Severance Payment”). During the period of continued salary payments pursuant to the Virk Severance Payment, MTSI will, at its option, either (A) continue to provide Mr. Virk’s health benefits on the same basis as he was receiving at the time of employment termination or (B) reimburse Mr. Virk for his out of pocket cost incurred to procure comparable coverage pursuant to his timely election of COBRA coverage.”

By amending and restating the first full paragraph on page 10 under the heading “Summary of Payments to Executive Officers” in its entirety as follows:

“The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers upon the Effective Time and upon a qualifying termination of employment in connection with the Merger, assuming that (i) the Offer is completed at the price of $5.05 per Share; (ii) the termination of employment took place on December 18, 2013; (iii) for Mr. Bajwa, the Effective Time occurred on December 18, 2013, and the proposed terms of the Bajwa Agreement and the Bajwa Offer Letter are implemented such that he does not receive any benefits pursuant to his current employment agreement with the Company; and (iv) for Mr. Virk, the Effective Time occurred on December 18, 2013, and the proposed terms of the Virk Agreement and Virk Offer Letter are implemented such that he does not receive any benefits pursuant to his current employment agreement with the Company.”

By amending and restating the following rows of the sole table on page 10 under the heading “Summary of Payments to Executive Officers” in its entirety as follows, with the headings provided for the purpose of convenience only:

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination($)
Preetinder S. Virk	Cash Payment/Severance (6)	630,000	157,500
	Value of Company Option Acceleration (7)	18,902	N/A
	Value of Company Stock-Based Award Acceleration (8)	580,760	N/A
	Value of Continued Health Care Coverage (9)	—	18,000
	Value of Outplacement Services	—	N/A

By amending and restating the sixth, seventh, eighth and ninth footnotes under the sole table on page 10 under the heading “Summary of Payments to Executive Officers” in their entirety as follows:

(6)	“Represents the payment to be made to Mr. Bajwa and Mr. Virk pursuant to the Bajwa Agreement and/or the Bajwa Offer Letter and the Virk Agreement and/or the Virk Offer Letter, respectively, as outlined and described above. Additionally, Mr. Virk may receive up to 90 days’ notice prior to his termination as described above.
(7)	Represents the value of the Company Options that would accelerate upon the closing of the transaction, pursuant to action taken by (or expected to be taken by) the Compensation and Management Development Committee of the Board and/or the Board, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Options that would accelerate by the difference (if any) between $5.05 and the Company Option exercise price.
(8)	Represents the value of the Company Stock-Based Awards that would accelerate upon the closing of the transaction, pursuant to action taken by (or expected to be taken by) the Compensation and Management Development Committee of the Board and/or the Board, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Stock-Based Awards that would accelerate by $5.05.
(9)	Represents the value of health benefits Mr. Bajwa and Mr. Virk would receive pursuant to the terms of the Bajwa Offer Letter or the Virk Offer Letter, respectively, as outlined and described above.”

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the following row of the sole table on page 58 under the heading “Golden Parachute Compensation” in its entirety as follows, with the headings provided for the purpose of convenience only:

Name	Cash ($) (1)		Equity ($) (2)		Pension / NQDC ($)	Perquisites / Benefits ($) (3)		Tax Reimbursement ($)	Other ($) (4)		Total ($)
Kristen M. Schmidt	420,000	(13)	155,717	(14)	—	36,000	(15)	—	432,000	(16)	1,043,717

By amending and restating the thirteenth footnote under the sole table on page 58 under the heading “Golden Parachute Compensation” in its entirety as follows:

(13)	For purposes of determining Ms. Schmidt’s Cash Severance Payment, Ms. Schmidt’s specified multiple is two. In the event of a Qualifying Termination, Ms. Schmidt will receive a Pro-Rata Bonus of $0 and a Cash Severance Payment of $420,000 (double-trigger arrangements).

MTSI has presented an offer letter to Ms. Schmidt which would govern the terms of Ms. Schmidt’s employment following the Merger, to become effective as of the closing of the Merger (the “Schmidt Offer Letter”). Under the terms of the proposed Schmidt Offer Letter, the new offer letter would supersede any prior arrangements relating to her employment (including the Company employment agreement). Thus, if the proposed Schmidt Offer Letter becomes effective, Ms. Schmidt will not receive a Cash Severance Payment.

By inserting the following footnotes in their entirety after the thirteenth footnote under the sole table on page 58 under the heading “Golden Parachute Compensation”:

(14)	Prior to the completion of the Merger, the Company expects to adopt resolutions accelerating the vesting of equity awards held by Ms. Schmidt in connection with the closing of the transaction (a single-trigger arrangement). Ms. Schmidt does not hold Company Options with an exercise price that is less than or equal to the Offer Price that would accelerate. The value of the accelerated Company Stock-Based Awards shown was determined by multiplying the (i) the number of shares of restricted stock that would accelerate upon the closing of the Merger, and (ii) the Offer Price.
(15)	As noted above, MTSI has presented Ms. Schmidt with a proposed Schmidt Offer Letter which, as currently drafted would supersede any prior arrangements relating to her employment (including the Company employment agreement). Thus, if the proposed Schmidt Offer Letter becomes effective, Ms. Schmidt will not receive this benefit.
(16)	Parent, the Company and Ms. Schmidt are in negotiations to enter into a Non-Competition and Non-Solicitation Agreement, to become effective as of the Closing of the Merger (the “Schmidt Agreement”). Pursuant to Parent’s current proposal, as consideration for entering into the Schmidt Agreement, Parent will pay Ms. Schmidt a lump sum cash payment of $420,000 (a single-trigger arrangement).

For purposes of this disclosure, the value above indicates payments from both the Company pursuant to the employment agreement entered into between the Company and Ms. Schmidt (outplacement services valued at $12,000) and payment as consideration for entering into the Schmidt Agreement ($420,000). The terms of the

Schmidt Agreement supersede any prior agreements relating to her employment (including the Company employment agreement), so Ms. Schmidt will collect benefits pursuant to her employment agreement with the Company or pursuant to the Schmidt Agreement with Parent, but not both.

Item 9. Exhibits.

Item 9, “Exhibits,” of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	File Date	Exhibit or File No.

(e)(56)	Form of Non-Competition and Non-Solicitation Agreement among MACOM, Mindspeed and Preetinder Virk.	Schedule TO-T/A	12/11/13	(d	)(7)

(e)(57)	Offer of Employment Letter, dated as of December 11, 2013, between M/A-COM Technology Solutions Inc. and Preetinder Virk.	Schedule TO-T/A	12/11/13	(d	)(8)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Brandi R. Steege
	Name:	Brandi R. Steege
	Title:	Senior Vice President and General Counsel

Dated: December 11, 2013